Exhibit B
                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

April ___, 2003

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *

AGL Resources Inc. (70-9813)

          AGL Resources Inc. ("AGLR"), located at Ten Peachtree Place, NE, Atlanta, Georgia 30309, a registered holding company under the Act, and its wholly-owned subsidiary, Global Energy Resource Insurance Corp. ("GERIC") are seeking authorization for GERIC to provide finite insurance program services to the AGLR System as described in more detail below and authorization for GERIC to retain additional risk associated with the AGLR System's self-insured retention.

          By order dated April 13, 2001, Holding Co. Act Release No. 27378 ("Captive Order"), the Commission authorized AGLR to organize a subsidiary to engage in activities associated with a captive insurance company. In accordance with the order, AGLR formed GERIC which commenced to provide insurance services to AGLR and its subsidiaries (the "AGLR System") on May 1, 2001.


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          The AGLR System maintains insurance for automobile and general liability exposures, directors and officers liability, "all risk" property coverage, workers compensation liability and other risks. In addition, the AGLR System companies may provide wrap-up construction insurance coverage to nonaffiliated construction contractors working for the AGLR System. The AGLR System currently maintains a self-insured retention with respect to its insured risks of up to $2 million and purchases insurance to cover risks over and above that amount. GERIC underwrites coverage for the AGLR System over the system's self-insured retention and then transfer the risks to third-party reinsurance companies. GERIC is also authorized to retain a small amount of risk under the AGLR System's self-insured retention not to exceed $1 million (the "Self-Insurance Limit").

          The Captive Order noted that GERIC was authorized to operate as an insurance company in the British Virgin Islands. Initially, GERIC would focus on providing insurance coverage for automobile; general liability; risk property; boiler and machinery; directors and officers; crime; fiduciary; and workers compensation. The Captive Order noted that, in the future, GERIC may seek to underwrite additional types of insurance and retain a small amount of risk that for each additional type of insurance would not exceed $1 million. GERIC may underwrite additional types of insurance only when: (1) a reinsurer is ceded 100% of the underwritten risk; (2) the insurance is related to an authorized or permitted AGLR System business activity; (3) direct placement of reinsurance by GERIC would be reasonably expected to save the AGLR System a portion of the risk premium it would otherwise have paid; and (4) normal deductible amounts are retained by the AGLR System companies and where GERIC can obtain, as appropriate, excess or stop-loss coverage.

          The application states that GERIC seeks to target its underwriting activity on the portions of the AGLR System's liability program where the greatest cost savings are possible. Presently, GERIC provides excess coverage for all automobile, general liability, risk property, boiler and machinery, directors and officers, and fiduciary that is placed above the AGLR System's self-insured retention and above a layer of traditional coverage that is maintained by AGLR for the benefit of the AGLR System. GERIC reinsures all of the risks that it underwrites with reinsurance companies, except with respect to coverage for criminal acts where it maintains a $1 million AGLR System deductible. GERIC intends to begin providing construction wrap-up insurance soon.

          Applicants now propose that GERIC would offer the AGLR System a finite insurance program that would provide coverage for the layer of risk currently covered by traditional (i.e., retail) insurance carriers that resides between the self-insured retention and the risk reinsured by GERIC with reinsurance companies. This intermediate layer of insurance coverage extends generally from the $1,000,000 self-insured retention level to the $10,000,000 level. Because this lower level of coverage is more likely to be accessed by a claim, it is responsible for a significant percentage of the AGLR System's premium costs.


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          Under the finite insurance program the AGLR System companies would use premium dollars that would ordinarily be used to acquire traditional insurance coverage for the intermediate risk layer to fund a reserve that would instead cover losses related to intermediate risks (i.e., the risk above the self-insured retention and the reinsured risk). For example, the AGLR System's premiums for intermediate risk layer coverage are expected to be approximately $2.5 million per year, including the construction wrap-up program that GERIC intends to initiate in October, 2003. The finite program would be administered by GERIC. After collecting the AGLR System's finite premium payments, GERIC would invest the payments in reserves consisting of U.S. Treasury securities, other securities permitted by Section 9(c) of the Act and Rule 40, and debt securities of unaffiliated entities that are rated investment grade by at least one nationally recognized statistical rating organization. The balance of the premium payments (less GERIC's at-cost administrative expenses) not invested in reserves, would be used to purchase third-party provided coverage for any loss that could not be covered by the reserve maintained by GERIC. As the reserve accumulates over several years, the third party coverage would be expected to become less expensive. In addition, when the reserve reaches an amount adequate to cover anticipated losses, the reserve funding commitment from the AGLR System companies can be reduced with commensurate premium savings.

          The finite program would not increase the risk of an uncovered loss since amounts held by GERIC in reserve would be invested in secure assets and available to fund claims. Uncovered losses also would be avoided because third party provided coverage would be in place to the extent GERIC's reserves were not fully funded at the time of a loss. Reinsurance would continue to be maintained to cover liabilities that would exceed the intermediate layer of liability coverage that would be provided by the combination of GERIC's reserves and the third party coverage. The finite program would provide the opportunity to further reduce the AGLR System's insurance costs because once GERIC's reserves have been fully funded, subsequent contributions by the AGLR System companies can be substantially reduced to a level adequate to maintain the reserves at a fully funded level and to provide reinstatement coverage that would step in to provide protection if the reserves were exhausted.

          The third-party coverage would be provided by a reinsurance company or through the acquisition of a capital markets product that is entered into on an exchange or with an investment-grade counterparty. Applicants request that the Commission reserve jurisdiction with respect to the use of capital markets products to provide third-party coverage until the record has been supplemented with additional detail about the nature of the product. GERIC will establish reserves consistent with the insurance regulations of the British Virgin Islands and sound actuarial practices.

          Applicants propose that in addition to the authorization requested for the finite program, that the Commission increase the Self-Insurance Limit from $1 million to $5 million. In some lines of insurance the AGLR System has

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increased, or expects that it may increase, its self-insured retention. For example, in the automobile liability line of coverage the AGLR System's self-insured retention is now $2 million. Increasing the self-insured retention helps the AGLR System to manage its insurance costs and to adjust limits in response to inflation. An increase in the Self-Insurance Limit would allow GERIC to retain the risk associated with the self-insured retention of the AGLR System beyond the current $1 million limit. GERIC will maintain appropriate reserves to cover any risk of loss that it retains under an increased Self-Insurance Limit.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.


                                                 Jonathan G. Katz
                                                 Secretary